UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

GREENLITE VENTURES INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

395368 10 3
(CUSIP Number)

MELVIN WEEKS.
184 Evergrene Parkway
Palm Beach Gardens, FL 33410
(518) 818-9697
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 395368 10 3

1.	Names of Reporting Persons OMNIPEER, INC.
I.R.S. Identification Nos. of above persons (entities only): 32-0009568

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[_]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	4,013,106 Shares*

8.	Shared Voting Power:	Not Applicable

9.	Sole Dispositive Power:	4,013,106 Shares*

10.	Shared Dispositive Power:	Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,013,106 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 4.0%

14.	Type of Reporting Person (See Instructions) CO

The Reporting Person’s holdings have been adjusted to reflect a 4-for-1 forward stock split by the Issuer on June 22, 2012.

CUSIP No. 395368 10 3

This 13D/A (Amendment No. 1) is being filed by Omnipeer, Inc. (the “Reporting Person”) to amend and supplement the Schedule 13D of the Reporting Person dated September 3, 2012. Except as specifically amended hereby, the disclosure set forth the in the previously filed Schedule 13D remains unchanged. Unless otherwise defined herein, the capitalized terms used herein have the meanings ascribed to them the Original Schedule 13D.

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Company Shares”), of Greenlite Ventures Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at Suite 201, 810 Peace Portal Drive, Blaine, WA 98230.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Name of Person filing this Statement:

Omnipeer, Inc. (the “Reporting Person”)

(b)	Residence or Business Address:

The address of The Reporting Person is 184 Evergrene Parkway, Palm Beach Gardens, FL, 33410.

(c)	Present Principal Occupation and Employment:

The principal business of the Reporting Person is to hold investments in other companies.

(d)	Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is incorporated in the State of Florida.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In June 2012, the Reporting Person acquired 8,000,000 Company Shares through private share transfers (the “Share Transfers”) with Tyson King, Lazarus Capital Corp. and Jay King (the “Transferors”). The Reporting Person paid $100 to each of the Transferors and provided other good and valuable consideration.

CUSIP No. 395368 10 3

The previously filed Schedule 13D is amended to include the following:

Between September 4, 2012 and September 12, 2012, the Reporting Person sold an aggregate of 3,986,894 Company Shares on the open market (the “Market Sales”).

ITEM 4.	PURPOSE OF TRANSACTION

The acquisition of the Company Shares by the Reporting Person was for investment purposes.

The previously filed Schedule 13D is amended to include the following:

The disposition of the Company Shares by the Reporting Person was for personal finance purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The previously filed Schedule 13D is amended to include the following:

(a)	Aggregate Beneficial Ownership:

As of September 12, 2012, the Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock
Common Stock	4,013,106	4.0%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information I provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of September 12, 2012, there were 100,466,664 Company Shares issued and outstanding.

(b)	Power to Vote and Dispose of the Company Shares:

CUSIP No. 395368 10 3

The Reporting Person has the sole power to vote or to direct the vote of the Company Shares held by it and has the sole power to dispose of or to direct the disposition of the Company Shares held by it.

(c)	Transactions Effected During the Past 60 Days:

The Reporting Person has not effected any transactions in the Company’s securities during the past 60 days other than the Share Transfers and the Market Sales.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OMNIPEER, INC.

Date: September 12, 2012	By: /s/ Melvin Weeks
Melvin Weeks, President